UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

TRADESTATION GROUP INC

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

89267P105

(CUSIP Number)

Bradford Jacobowitz,  IBG LLC  One Pickwick Plaza  Greenwich,  CT  06830  Phone : (203) 618-5863

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IBG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2567522

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2567522

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2567522

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IBG Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2567522

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2567522

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2567522

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
OO HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Peterffy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2567522

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2567522

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2567522

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
IN HC

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of TradeStation Group, Inc. a Florida corporation (the “Company”), whose principal executive offices are located at 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324.

Item 2.	Identity and Background

(a)
(a) - (f) This statement is filed jointly by IBG LLC, a Connecticut limited liability company (“IBG LLC”), IBG Holdings LLC, a Delaware limited liability company (“IBG Holdings”) and Thomas Peterffy (the “Reporting Persons”). The principal business of IBG Holdings is to hold (i) the membership interests of IBG LLC, a company whose principal business, operated through its subsidiaries, is a global electronic market maker and broker, and (ii) the 100 outstanding shares of Class B Common Stock of Interactive Brokers Group, Inc., a Delaware corporation (“IBGI”). Thomas Peterffy is a citizen of the United States and is the Chairman, Chief Executive Officer and President of IBGI as well as the Managing Member of IBG Holdings. The business address of the Reporting Persons is One Pickwick Plaza, Greenwich, CT 06830.

As of the date of this statement, IBG Holdings holds a majority of the membership interests in IBG LLC. Thomas Peterffy beneficially holds a majority of the voting membership interests in IBG Holdings.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement is not to be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)	Please refer to item (a) above.

(c)	Please refer to item (a) above.

(d)	Please refer to item (a) above.

(e)	Please refer to item (a) above.

(f)	Please refer to item (a) above.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Company (the “Shares”) purchased by the Reporting Persons were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Exhibit 99.2, which is incorporated by reference herein. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds. The aggregate purchase cost of the 2,567,522 Shares bneficially owned in the aggregate by the Reporting Persons is approximately $16,973,670, excluding brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes. While, as of the date of this statement, the Reporting Persons do not have any present plans or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons will continue to analyze their investment in the Company on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives. Depending upon such discussions and consideration of strategic alternatives, or to the extent otherwise deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares, the Reporting Persons could in the future formulate plans or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Based on the Company’s most recent filing on Form 10Q for the quarterly period ended June 30, 2010, there were 40,488,996 Shares of common stock, $.01 par value outstanding as of August 2, 2010. As of the date of this statement, IBG LLC beneficially owned 2,567,522 Shares representing approximately 6.3% of the total number of Shares outstanding. As of the date of this statement, IBG Holdings, in its capacity as the majority holder of membership interests in IBG LLC, beneficially owned 2,567,522 Shares representing approximately 6.3% of the total number of Shares outstanding. As of the date of this statement, Thomas Peterffy, in his capacity as the majority holder of the voting membership interests in IBG Holdings, beneficially owned 2,567,522 Shares representing approximately 6.3% of the total number of Shares outstanding.

(b)
Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)
No transactions in the Shares have been effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days except for the transactions set forth on Exhibit 99.2 hereto and are incorporated herein by reference, each of which was made in a broker's transaction in the open market.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
Please refer to Exhibit 99.2	Please refer to Exhibit 99.2	Please refer to Exhibit 99.2

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

99.1 Joint Filing Agreement, dated as of November 4, 2010, by and among IBG LLC, IBG Holdings LLC and Thomas Peterffy. 99.2 Schedule of transactions for item 5(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBG LLC

November 04, 2010	By:	/s/ Thomas Peterffy
President

IBG Holdings LLC

November 04, 2010	By:	/s/ Thomas Peterffy
Managing Member

November 04, 2010	By:	/s/ Thomas Peterffy

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)